Exhibit 12(b)

General Electric Capital Corporation

and consolidated affiliates

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31,
(Dollars in millions)	2013	2012	2011	2010	2009

Earnings (loss)(a)	$7,153	$7,435	$6,998	$1,944	$(2,822)
Plus:
Interest included in expense(b)	9,267	11,596	13,760	14,403	16,689
One-third of rental expense(c)	143	180	197	206	258

Adjusted “earnings”(d)	$16,563	$19,211	$20,955	$16,553	$14,125

Fixed charges:
Interest included in expense(b)	$9,267	$11,596	$13,760	$14,403	$16,689
Interest capitalized	27	26	25	39	39
One-third of rental expense(c)	143	180	197	206	258

Total fixed charges	$9,437	$11,802	$13,982	$14,648	$16,985

Ratio of earnings to fixed charges	1.76	1.63	1.50	1.13	0.83

Preferred stock dividend requirements	$298	$123	$–	$–	$–

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	0.88	1.07	1.14	0.69	(1.77)

Preferred stock dividend factor on
pre-tax basis	$262	$132	$–	$–	$–
Fixed charges	9,437	11,802	13,982	14,648	16,986

Total fixed charges and preferred
stock dividend requirements	$9,700	$11,934	$13,982	$14,648	$16,986

Ratio of earnings to combined fixed
charges and preferred stock dividends	1.71	1.61	1.50	1.13	0.83

(a)	Earnings (loss) before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Includes interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.

(d)
In accordance with Item 503 of SEC Regulation S-K, we are required to disclose the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges. As of December 31, 2009, this amount was $2,861 million.